February 27, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Commercial Real Estate Finance, Inc. (“ARI”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 27, 2014. This disclosure can be found on pages 81 and 82 of the Annual Report on Form 10-K and is incorporated by reference herein. ARI has made such disclosure based on information provided by other companies that may be deemed to be under common control with ARI, and not because of any conduct by ARI.
Very truly yours,
APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By: /s/ Megan B. Gaul
Name: Megan B. Gaul
Title: Chief Financial Officer, Treasurer and
Secretary